Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTION IN RELATION TO THE 2012 ASSET MANAGEMENT AGREEMENT

The Company entered into the 2012 Asset Management Agreement with AMC on 27 December 2012. The 2012 Asset Management Agreement is for a term of two years effective from 1 January 2013 and expiring on 31 December 2014, and subject to compliance with the Listing Rules, will be renewed for another year, unless terminated by either party giving to the other party no less than 90 days’ prior written notice to terminate the agreement at the expiration of its term. The Company’s annual cap in respect of the service fees for asset management for each of the three years ending 31 December 2015 will be RMB1,200 million.

CLIC is a connected person of the Company by virtue of it being the controlling shareholder of the Company. AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules. Given that the relevant percentage ratios represented by the annual cap for the Continuing Connected Transaction under the 2012 Asset Management Agreement are more than 0.1% but less than 5%, the Continuing Connected Transaction is subject to the reporting, announcement and annual review requirements but is exempt from independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 30 December 2010 in relation to the asset management agreement entered into between the Company and AMC on the same day and the transaction contemplated thereunder. The abovementioned agreement will expire on 31 December 2012.

The Company entered into the 2012 Asset Management Agreement with AMC on 27 December 2012.

Commission File Number 001-31914

2012 ASSET MANAGEMENT AGREEMENT

Scope of Services

Under the 2012 Asset Management Agreement, AMC will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations and the investment guidelines of the Company. The Company retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company.

Service fees

The Company agreed to pay AMC in cash a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets managed by AMC under the 2012 Asset Management Agreement and the management fee rate pre-determined by the parties on an arm’s length basis. The variable service fee is payable annually and is calculated with reference to the fixed service fee per annum and the results of the annual appraisal of AMC conducted by the Company.

Term and termination

The 2012 Asset Management Agreement is for a term of two years effective from 1 January 2013 and expiring on 31 December 2014, and subject to compliance with the Listing Rules, will be renewed for another year, unless terminated by either party giving to the other party no less than 90 days’ prior written notice to terminate the agreement at the expiration of its term.

CAP AMOUNT

Historical figures

The service fees for asset management paid by the Company to AMC for the two years ended 31 December 2011 and the six-month period ended 30 June 2012 were as follows:

Period	Amount of Service Fees Paid by the Company
(RMB in million)
Year ended 31 December 2010	659
Year ended 31 December 2011	692
Six months ended 30 June 2012	365

Cap Amount

The Company’s annual cap in respect of the service fees for asset management for each of the three years ending 31 December 2015 will be RMB1,200 million.

The above annual cap was determined by reference to the historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.

REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTION

Taking into account the past performance of the asset management agreement whereby the terms of the agreement generally satisfy the asset management needs of the Company, and the historical relationship between the parties, the parties consider it appropriate to continue the asset management arrangement and enter into the 2012 Asset Management Agreement.

Commission File Number 001-31914

Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong hold positions with CLIC and/or AMC and have abstained from voting on the board resolution passed to approve the Continuing Connected Transaction. Save as disclosed above, no other Director is regarded as having a material interest in the Continuing Connected Transaction, and hence no other Director has abstained from voting on the board resolution to approve the Continuing Connected Transaction.

The Directors, including the independent non-executive Directors, are of the opinion that the Continuing Connected Transaction has been conducted on normal commercial terms, was entered into in the ordinary and usual course of business of the Company, is fair and reasonable and in the interests of the Company and the shareholders as a whole, and that the annual cap of the Continuing Connected Transaction is fair and reasonable.

LISTING RULES IMPLICATIONS

CLIC is a connected person of the Company by virtue of it being the controlling shareholder of the Company. AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules. Given that the relevant percentage ratios represented by the annual cap for the Continuing Connected Transaction under the 2012 Asset Management Agreement are more than 0.1% but less than 5%, the Continuing Connected Transaction is subject to the reporting, announcement and annual review requirements but is exempt from independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

INFORMATION ON THE COMPANY AND AMC

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

The principal business activities of AMC are to manage insurance funds and to provide consultation services relating to insurance fund management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2012 Asset Management Agreement”	the asset management agreement entered into between the Company and AMC on 27 December 2012

“AMC”	(China Life Asset Management Company Limited), a 60% owned subsidiary of the Company

“Board”	the board of Directors of the Company

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC

Commission File Number 001-31914

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“Continuing Connected Transaction”	the transaction contemplated under the 2012 Asset Management Agreement

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Hong Kong, 27 December 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong

Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang